SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2009

Commission File Number 001-32640

DHT MARITIME, INC.
(Translation of registrant’s name into English)

26 New Street
St. Helier, Jersey JE23RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑

The press release issued by DHT Maritime, Inc. (the “Company”) on May 19, 2009 related to first quarter 2009 results is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached hereto as Exhibit 99.2 and incorporated herein by reference is a conversion document which discusses the Company’s change in the basis on which it prepares its financial statements from U.S. GAAP to International Financial Reporting Standards as issued by the International Accounting Standards Board.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 19, 2009.

99.2	Conversion to International Financial Reporting Standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Maritime, Inc.
(Registrant)

Date: May 19, 2009	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer